UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Q&K International Group Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

G7308L 100**

(CUSIP Number)

David McKee Hand

38 Beach Road

#32-12 South Beach Tower

Singapore 186797

Telephone: +65 6511 3088

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J 102 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing thirty (30) Class A Ordinary Shares.

CUSIP No: G7308L 100

1.	Names of reporting persons Crescent Capital Investments Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 433,814,924[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 433,814,924[1]

11.	Aggregate amount beneficially owned by each reporting person 433,814,924[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 31.6%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents the sum of (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd., (ii) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the warrants directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. Beneficial ownership information is presented as of February 16, 2021.

2.

This percentage is calculated using 1,374,896,921 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, (ii) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of our series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the warrant directly held by Key Space (S) Pte Ltd.

CUSIP No: G7308L 100

1.	Names of reporting persons CRESCENT GP LTD.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 433,814,924[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 433,814,924[1]

11.	Aggregate amount beneficially owned by each reporting person 433,814,924[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 31.6%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents the sum of (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd., (ii) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the warrants directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. Beneficial ownership information is presented as of February 16, 2021.

2.

This percentage is calculated using 1,374,896,921 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, (ii) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of our series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the warrant directly held by Key Space (S) Pte Ltd.

CUSIP No: G7308L 100

1.	Names of reporting persons David McKee Hand
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 433,814,924[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 433,814,924[1]

11.	Aggregate amount beneficially owned by each reporting person 433,814,924[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 31.6%[2]
14.	Type of reporting person (see instructions) IN

1.

Represents the sum of (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd., (ii) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the warrants directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand. Beneficial ownership information is presented as of February 16, 2021.

2.

This percentage is calculated using 1,374,896,921 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, (ii) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of our series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the warrant directly held by Key Space (S) Pte Ltd.

CUSIP No: G7308L 100

1.	Names of reporting persons Crescent Green Investments Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 314,539,304[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 314,539,304[1]

11.	Aggregate amount beneficially owned by each reporting person 314,539,304[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.1%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents 314,539,304 Class A ordinary shares directly held by CP QK Singapore Pte Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. Beneficial ownership information is presented as of February 16, 2021.

2.

This percentage is calculated using 1,255,621,301 Class A Ordinary Shares as the denominator, which is equal to 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records.

CUSIP No: G7308L 100

1.	Names of reporting persons CP QK Singapore Pte Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 314,539,304[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 314,539,304[1]

11.	Aggregate amount beneficially owned by each reporting person 314,539,304[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 25.1%[2]
14.	Type of reporting person (see instructions) CO

1.	Represents 314,539,304 Class A ordinary shares directly held by CP QK Singapore Pte Ltd. Beneficial ownership information is presented as of February 16, 2021.
2.

This percentage is calculated using 1,255,621,301 Class A Ordinary Shares as the denominator, which is equal to 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records.

CUSIP No: G7308L 100

1.	Names of reporting persons Innovative Housing Solutions Pte. Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0[1]

11.	Aggregate amount beneficially owned by each reporting person 0[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) CO

1.

On September 7, 2020, Innovative Housing Solutions Pte. Ltd transferred all of the 96,491,652 Class A Ordinary Shares held by it to IHS Green Holdings Ltd. Beneficial ownership information is presented as of February 16, 2021.

CUSIP No: G7308L 100

1.	Names of reporting persons Key Space (S) Pte Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 119,275,620[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 119,275,620[1]

11.	Aggregate amount beneficially owned by each reporting person 119,275,620[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.7%[2]
14.	Type of reporting person (see instructions) CO

1.

Represents the sum of (i) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of the series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (ii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the warrants directly held by Key Space (S) Pte Ltd. Beneficial ownership information is presented as of February 16, 2021.

2.

This percentage is calculated using 1,374,896,921 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, (ii) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of our series 1 and series 2 convertible notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the warrant directly held by Key Space (S) Pte Ltd.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, 200032, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) Crescent Capital Investments Ltd., (ii) CRESCENT GP LTD., (iii) David McKee Hand, (iv) Crescent Green Investments Ltd., (v) CP QK Singapore Pte Ltd., (vi) Innovative Housing Solutions Pte. Ltd and (vii) Key Space (S) Pte Ltd. The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of each of the directors of Crescent Capital Investments Ltd., CRESCENT GP LTD., Crescent Green Investments Ltd., CP QK Singapore Pte Ltd., Innovative Housing Solutions Pte. Ltd and Key Space (S) Pte Ltd are set forth in Schedule A hereto and are incorporated herein by reference. None of the Reporting Persons has any executive officers.

(b) Residence or Business Address:

I:	For Crescent Capital Investments Ltd.:

One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

II:	For CRESCENT GP LTD.:

One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

III:	For David McKee Hand:

38 Beach Road, #32-12 South Beach Tower, Singapore 186797

IV:	For Crescent Green Investments Ltd.:

One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

V:	For CP QK Singapore Pte Ltd.:

Beach Road, #32-12 South Beach Tower, Singapore 186797

VI:	For Innovative Housing Solutions Pte. Ltd:

38 Beach Road, #32-12 South Beach Tower, Singapore 186797

VII:	For Key Space (S) Pte Ltd:

38 Beach Road, #32-12 South Beach Tower, Singapore 186797

(c) The principal business of Crescent Capital Investments Ltd., CRESCENT GP LTD., Crescent Green Investments Ltd., CP QK Singapore Pte Ltd., Innovative Housing Solutions Pte. Ltd and Key Space (S) Pte Ltd is managing private investments and also provides investment related services. David McKee Hand is the Co-Founder & Managing Partner at Crescent Point. The principal business of Crescent Point is managing private investments. The address of Crescent Point is 38 Beach Road, #32-12 South Beach Tower, Singapore 186797.

(d) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or the place of organization:

I.	For Crescent Capital Investments Ltd.: Cayman Islands

II.	For CRESCENT GP LTD.: Cayman Islands

III.	For David McKee Hand: United States of America

IV.	For Crescent Green Investments Ltd.: Cayman Islands

V.	For CP QK Singapore Pte Ltd.: Singapore

VI.	For Innovative Housing Solutions Pte. Ltd: Singapore

VII:	For Key Space (S) Pte Ltd: Singapore

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Key Space (S) Pte Ltd and the Issuer entered into a convertible note and warrant purchase agreement dated July 22, 2020, as amended on July 29, 2020 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the convertible notes (the “Notes”) will be convertible at their respective conversion prices, at the option of Key Space (S) Pte Ltd, into the American Depositary Shares of the Issuer (“ADSs”), each representing thirty (30) Class A Ordinary Shares. The conversion price per ADS of each Note is equivalent to 120% of the 30-trading day volume-weighted average price (“VWAP”) of the ADSs as of the issuance date of such Note or, if certain ADS offerings are conducted, 80% of the issue price of such ADS offerings, subject to adjustments upon the occurrence of certain specified dilutive events. Key Space (S) Pte Ltd may convert its Notes at any time on and after the 41st day after such Notes issuance dates and prior to the Notes maturity dates. Key Space (S) Pte Ltd may require the Issuer to redeem its Notes at the specified fundamental change repurchase price, which includes a premium, upon the occurrence of a fundamental change, including a change of control of the Issuer. The Issuer may require Key Space (S) Pte Ltd to mandatorily convert its Notes upon the occurrence of a mandatory conversion event. The Notes have two series. Series 1 bears interest of 7.5% per annum payable in cash annually and another 7.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price. Series 2 bears interest of 3.5% per annum payable in cash annually and another 13.5% per annum payable in cash on the maturity date or, in the event of a conversion, on the conversion date in ADSs calculated at the conversion price. In addition, the Issuer has issued and will issue to Key Space (S) Pte Ltd warrants (the “Warrants”) to subscribe to ADSs on the respective issuance dates of the Notes and on each anniversary date of the Notes based on the principal amount of the Notes outstanding as of such anniversary date. Each of the Warrants expire five years after its respective issuance date and has an exercise price equivalent to 110% of the VWAP of the ADSs over the 60 trading days preceding the date of issuance of such Warrant, subject to certain adjustments upon the occurrence of certain dilutive events.

On July 29, 2020, Key Space (S) Pte Ltd subscribed to series 1 and series 2 Notes in the aggregate principal amount of US$22.818 million at par and Warrant to purchase 79,632 ADSs pursuant to the Purchase Agreement.

The Issuer has also granted Key Space (S) Pte Ltd the option to subscribe to up to US$70.0 million in aggregate principal amount of additional 4-year series 1 or series 2 Notes at par within 24 months of July 29, 2020 pursuant to the Purchase Agreement. From September 25, 2020 to December 15, 2020, Key Space (S) Pte Ltd subscribed to series 1 and series 2 Notes in the aggregate principal amount of US$12.030 million at par and Warrants to purchase 67,696 ADSs in aggregate pursuant to the Purchase Agreement.

The source of funds used for these transactions were the working capital of Key Space (S) Pte Ltd. The details of each transaction are shown in the table below, excluding any accrued interest.

Date of Issuance	July 29, 2020	September 25, 2020	October 14, 2020	October 20, 2020	October 29, 2020	December 15, 2020	Total

Notes
Principal Amount of Notes (Series 1) Issued (US$)	6,777,273	356,417	332,656	891,043	891,043	1,101,923	10,350,355
Principal Amount of Notes (Series 2) Issued (US$)	16,040,727	843,583	787,344	2,108,957	2,108,957	2,608,077	24,497,645
Notes Conversion Price per ADS (US$)(1)	11.2508	10.1003	8.1787	7.1837	6.8512	5.3833	—
Number of ADSs Issuable upon Conversion of Notes (Series 1 and Series 2) at Conversion Price	2,028,115	118,809	136,941	417,613	437,882	689,166	3,828,526

Warrants
Amount of Warrants Issued (US$)	912,720	48,000	44,800	120,000	120,000	148,400	1,393,920
Warrants Exercise Price per ADS (US$)(2)	11.4618	10.2214	9.3041	8.6653	7.6830	5.1676	—
Number of ADSs Issuable upon Exercise of Warrants at Warrants Exercise Price	79,632	4,696	4,815	13,848	15,619	28,718	147,328

(1)

if certain ADS offerings are conducted, the note conversion price should be 80% of the issue price of such ADS offerings; subject to adjustments upon the occurrence of certain specified dilutive events

(2)	subject to certain adjustments upon the occurrence of certain dilutive events

On February 8, 2021, after the occurrence of a fundamental change pursuant to the Notes, Key Space (S) Pte Ltd waived the right to require the Issuer to repurchase for cash all of the outstanding principal amount of the Notes or any portion thereof pursuant to the Notes, and confirmed that Key Space (S) Pte Ltd had not initiated and would not initiate any repurchase of the Notes due to the fundamental change event caused by the change of control in the Issuer on January 28, 2021.

On September 7, 2020, Innovative Housing Solutions Pte. Ltd and IHS Green Holdings Ltd. entered into a share transfer agreement, pursuant to which Innovative Housing Solutions Pte. Ltd transferred 96,491,652 Class A Ordinary Shares, which were acquired prior to the Issuer’s initial public offering, to IHS Green Holdings Ltd.

Except for the above, the securities reported in this statement as beneficially owned by the Reporting Persons were acquired prior to the Issuer’s initial public offering, with cash from the applicable Reporting Person’s personal funds or working capital, as applicable, and were acquired for investment purposes.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Although none of the Reporting Persons has any present intention to acquire additional securities of the Issuer, they intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or she or it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Shares Beneficially Owned(1)		Percentage of Securities		Sole Power to Vote/Direct Vote(1)	Shared Power to Vote/Direct Vote(1)		Sole Power to Dispose/Direct Disposition(1)	Shared Power to Dispose/Direct Disposition(1)
Crescent Capital Investments Ltd.	433,814,924	(2)	31.6	(3)	0	433,814,924	(2)	0	433,814,924	(2)
CRESCENT GP LTD.	433,814,924	(2)	31.6	(3)	0	433,814,924	(2)	0	433,814,924	(2)
David McKee Hand	433,814,924	(2)	31.6	(3)	0	433,814,924	(2)	0	433,814,924	(2)
Crescent Green Investments Ltd.	314,539,304	(4)	25.1	(5)	0	314,539,304	(3)	0	314,539,304	(3)
CP QK Singapore Pte Ltd.	314,539,304	(4)	25.1	(5)	0	314,539,304	(3)	0	314,539,304	(3)
Innovative Housing Solutions Pte. Ltd	0		0.0		0	0		0	0
Key Space (S) Pte Ltd	119,275,620	(6)	8.7	%(3)	0	119,275,620	(6)	0	119,275,620	(3)

(1)	Beneficial ownership information is presented as of February 16, 2021.
(2)

Represents 433,814,924 Class A Ordinary Shares, which include (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd., (ii) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of the series 1 and series 2 Notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the Warrants directly held by Key Space (S) Pte Ltd. All of Key Space (S) Pte Ltd’s voting power is held by Crescent Capital Investments Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd.

All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand.
(3)

This percentage is calculated using 1,374,896,921 Class A Ordinary Shares as the denominator, which is equal to the sum of (i) 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records, (ii) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of the series 1 and series 2 Notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (iii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the Warrants directly held by Key Space (S) Pte Ltd.

(4)	Represents 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd.
(5)

This percentage is calculated using 1,255,621,301 Class A Ordinary Shares as the denominator, which is equal to 1,255,621,301 Class A Ordinary Shares outstanding as of December 31, 2020 as derived from the Issuer’s corporate records.

(6)

Represents 119,275,620 Class A Ordinary Shares, which include (i) 114,855,780 Class A Ordinary Shares represented by 3,828,526 ADSs issuable upon conversion of the series 1 and series 2 Notes directly held by Key Space (S) Pte Ltd, excluding any accrued interest, and (ii) 4,419,840 Class A Ordinary Shares represented by 147,328 ADSs issuable upon exercise of the Warrants directly held by Key Space (S) Pte Ltd.

(c) Other than as described in Items 3 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) On September 7, 2020, Innovative Housing Solutions Pte. Ltd ceased to be the beneficial owner of more than five percent of the class of securities reported.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Title

99.1	Joint Filing Agreement, dated February 16, 2021, among Crescent Capital Investments Ltd., CRESCENT GP LTD., David McKee Hand, Crescent Green Investments Ltd., CP QK Singapore Pte Ltd., Innovative Housing Solutions Pte. Ltd and Key Space (S) Pte Ltd

99.2	Convertible notes and warrant purchase agreement, dated July 22, 2020, between the Issuer and Key Space (S) Pte Ltd

Exhibit Number	Title

99.3	Amendment No. 1 to the convertible notes and warrant purchase agreement, dated July 29, 2020, between the Registrant and Key Space (S) Pte Ltd

99.4	Share transfer agreement, dated September 7, 2020, between Innovative Housing Solutions Pte. Ltd and IHS Green Holdings Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2021

Crescent Capital Investments Ltd.

By:	/s/ David McKee Hand
Name: David McKee Hand

CRESCENT GP LTD.

By:	/s/ David McKee Hand
Name: David McKee Hand Title: Director

David McKee Hand

By:	/s/ David McKee Hand

Crescent Green Investments Ltd.

By:	/s/ David McKee Hand
Name: David McKee Hand Title: Director

CP QK Singapore Pte Ltd.

By:	/s/ Yin Shao Siang
Name: Yin Shao Siang Title: Director

Innovative Housing Solutions Pte. Ltd

By:	/s/ Kam Lian Je Jacinta
Name: Kam Lian Je Jacinta Title: Director

Key Space (S) Pte Ltd

By:	/s/ Lawrence Yong Chye Lim
Name: Lawrence Yong Chye Lim Title: Director

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/ Principal Business	Citizenship/Place of Organization
Crescent Capital Investments Ltd.	David McKee Hand	38 Beach Road, #32-12 South Beach Tower, Singapore 186797	Co-Founder & Managing Partner at Crescent Point	United States of America
CRESCENT GP LTD.
Crescent Green Investments Ltd.

CP QK Singapore Pte Ltd.	Yin Shao Siang	38 Beach Road, #32-12 South Beach Tower, Singapore 186797	Vice President of Crescent Point	Malaysia

Innovative Housing Solutions Pte. Ltd	Kam Lian Je Jacinta	38 Beach Road, #32-12 South Beach Tower, Singapore 186797	Finance Manager of Crescent Point	Singapore

Key Space (S) Pte Ltd	Lawrence Yong Chye Lim	38 Beach Road, #32-12 South Beach Tower, Singapore 186797	Chief Financial Officer of Crescent Point	Singapore